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Exhibit 12.1

	Fiscal Years Ended					Three Months Ended
	June 27, 2003	June 28, 2002	June 30, 2001	June 30, 2000	June 30, 1999	September 26, 2003	September 28, 2002
	(in thousands)
(Loss) income from continuing operations before income taxes	$(155,967)	$(82,259)	$(466,155)	$(381,884)	$125,721	$(50,510)	$(40,985)
Add fixed charges	35,079	33,082	31,659	31,627	38,506	8,594	8,400

Earnings (as defined)	$(120,888)	$(49,177)	$(434,496)	$(350,257)	$164,227	$(41,916)	$(32,585)

Fixed charges:
Interest expense	$25,433	$21,206	$18,417	$15,760	$18,343	$6,529	$5,771
Amortization of debt discount	727	668	613	2,545	3,544	192	177
Amortization of debt issuance costs	982	1,085	777	675	675	169	271
Estimated interest component of rent expenses	7,936	10,123	11,852	12,647	15,944	1,704	2,182

Total fixed charges:	$35,079	$33,082	$31,659	$31,627	$38,506	$8,594	$8,400

Ratio of earnings to fixed charges (1)	—	—	—	—	4.3x	—	—

(1)
For the fiscal years ended June 27, 2003, June 28, 2002, June 30, 2001, and June 30, 2000, and for the three months ended September 26, 2003 and September 27, 2002, earnings were insufficient to cover fixed charges by $156.0 million, $82.3 million, $466.2 million, $381.9 million, and $50.5 million, respectively. For this reason, no ratios are provided for these periods.

Pro Forma Ratio of Earnings to Fixed Charges

        The unaudited information below is presented pro forma to reflect the effects of the exchange offer under two scenarios, assuming in each case that 100% of holders of the Old Notes participate in the exchange offer. Under alternative (1) below, we have assumed that the holders of Old Notes exchanged for $230 million in principal amount of New Secured Notes at an interest rate of 11.75%, and under alternative (2) that the holders of Old Notes exchanged for $230 million in principal amount of New Secured Convertible Notes at an interest rate of 6.50%.

	Fiscal Year Ended June 27, 2003	Three Months Ended September 26, 2003
(Loss) income from continuing operations before income taxes	$(155,967)	$(50,510)
Less: interest expense on current bonds	(12,075)	(3,019)

Earnings excluding actual interest expense	$(143,892)	$(47,491)

Alternative 1:
Earnings excluding actual interest expense	$(143,892)	$(47,491)
Add: pro forma interest	(27,025)	(6,756)

Add: pro forma fixed charges	21,720	8,821

Pro forma earnings	$(149,197)	$(45,426)

Pro forma fixed charges:
Interest expense	$12,075	$6,756
Amortization of debt discount	727	192
Amortization of debt issuance costs	982	169
Estimated interest component of rent expenses	7,936	1,704

Total pro forma fixed charges under Alternative 1:	$21,720	$8,821

Pro forma ratio of earnings to fixed charges under Alternative 1 (a)	—	—
Alternative 2:
Earnings excluding actual interest expense	$(143,892)	$(47,491)
Add: pro forma interest	(14,950)	(3,738)
Add: pro forma fixed charges	24,595	5,803

Pro forma earnings	$(134,247)	$(45,426)

Pro forma fixed charges:
Interest expense	$14,950	$3,738
Amortization of debt discount	727	192
Amortization of debt issuance costs	982	169
Estimated interest component of rent expenses	7,936	1,704

Total pro forma fixed charges under Alternative 2:	$24,595	$5,803

Pro forma ratio of earnings to fixed charges under Alternative 2 (b)	—	—

(a)
For the fiscal years ended June 27, 2003, and for the three months ended September 26, 2003, earnings were insufficient to cover fixed charges by $170.9 million and $54.2 million, respectively. For this reason, no ratios are provided for these periods.

(b)
For the fiscal years ended June 27, 2003, and for the three months ended September 26, 2003, earnings were insufficient to cover fixed charges by $158.8 million and $51.2 million, respectively. For this reason, no ratios are provided for these periods.

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  Exhibit 12.1